Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2016
Earnings available for fixed charges, as defined:
Net income	$349,823
Tax expense based on income	214,731
Fixed charges	170,480
Earnings available for fixed charges, as defined	$735,034
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$162,408
Estimated interest cost within rental expense	3,502
Amortization of net debt premium, discount, and expenses	4,570
Total fixed charges, as defined	$170,480
Ratio of earnings to fixed charges	4.31
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,565
Adjustment to pretax basis	1,575
$4,140

Combined fixed charges and preferred stock dividend requirements	$174,620
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.21